The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

April 14, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Amendment of Forecast for Financial Results of FY2002 and for Dividend

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 4/21

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature] Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

April 14, 2003
The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Financial Results of FY2002 and for Dividend

The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") hereby announces that its forecast for financial results (consolidated and non-consolidated) of the fiscal year ending March 31, 2003 ("FY2002") and its forecast for dividend are amended as shown below:

1. Amendment of Forecast for Financial Results of FY2002
(For the period from Apr. 1, 2002 to Mar. 31, 2003)

	Billions of Yen			
	Consolidated		Non-consolidated	
	Net Operating Income	Net Income	Net Operating Income	Net Income
Previous Forecast (as of November 2002) (A)	47.0	10.0	45.0	24.0
Amended Forecast (B)	-67.0	-73.0	-69.0	-56.0
Change (B) – (A)	-114.0	-83.0	-114.0	-80.0
Change (%)	-242.6%	-830.0%	-253.3%	-333.3%

Reasons for Amendment

- Increase in write-down of devaluated stocks
- Increase in losses on sale of stocks

2. Amendment of Forecast for Dividend FY2002

	Yen		
	Dividend paid for Common Stock		
	At the end of 1st HFY (Interim Dividend)	At the end of FY	In total
Previous Forecast (as of November 2002) (A)	---	6.00	6.00
Amended Forecast (B)	---	3.00	3.00
Change (B) – (A)	---	-3.00	-3.00
Dividend paid for FY2001	---	5.00	5.00

There is no amendment of forecast for dividend to preferred stock. The forecasted amount is 6.08 Yen per preferred stock.

Referential data pertaining to the financial results for FY2002 are shown on the following pages, together with outlines of measures for reinforcing the financial status as well as reducing costs. More detailed information will be available in May 2003 at the announcement of Financial Results for FY2002.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

(Referential Data)

The figures for FY2002 shown in this and the following pages are preliminary and/or approximate.

1. Summary of Amended Forecast (non-consolidated)

	Billions of Yen		
	Previous Forecast (as of Nov. 2002) (A)	**Amended Forecast (B)**	Change (B) – (A)
Net Business Profit Before Credit Cost (*)	160.0	**158.0**	-2.0
Credit Costs	80.0	**86.0**	6.0
Net Capital Gains/Losses from stocks	-22.0	**-128.0**	-106.0
(Write-down of stocks)	(-12.0)	**(-100.0)**	(-88.0)
Net Operating Income	45.0	**-69.0**	-114.0
Extraordinary Income	-5.0	**-36.0**	-31.0
(Losses from Stock sell-off to Trust Fund for Employee Retirement Benefit) (**)	(-29.0)	**(-57.0)**	(-28.0)
Net Income (***) (****)	24.0	**-56.0**	-80.0

(*) Credit Costs: Trust A/C Net Credit Costs + Banking A/C Net Credit Costs + Net Transfer to General Reserve

(**) A part of stocks held by Sumitomo Trust were sold to Trust Fund for Employee Retirement Benefit. The amount sold was 40 billion yen (Market Value Base.) 28 billion of "Losses on Securities Contributed to Employee Retirement Benefit Trust" is posted as Extraordinary Loss.

(***) Due to the proclamation of Local Tax Law revision, effective corporate tax rate used for tax effect accounting has been changed to upward. As a result, Net Income is increased by 9 billion yen along with the increase of Deferred Tax Asset.

(****) Sumitomo Trust received a reassessment notice from a tax office claiming Sumitomo Trust's responsibility of collecting withholding tax on some of its repurchase agreement transactions. The alleged withholding tax is provisionally paid and posted as "Suspense Payment" on the balance sheet. However, Sumitomo Trust filed a petition with Tax Tribunal for the amount of 6.3 billion yen withholding tax, objecting to such tax imposition, and the claim is on the trial.

2. Unwinding of Cross-Shareholdings (non-consolidated)

The amount of unwinding of cross-shareholdings held during 2nd HFY2002 was approximately 175 billion yen (*), and 325 billion yen (*) for the full FY2002. As a result, the amount of stocks held by Sumitomo Trust was reduced by approximately 40% during FY2002.

(*) The amount is cost base. The stocks sold to Trust Fund for Employee Retirement Benefit are included.

	Billions of Yen			
	Mar. 2002 (A)	Sep. 2002	**Mar. 2003 (Preliminary)** **(B)**	Change (%) (B-A)/(A)
Cost	995.0	840.3	**589.0**	-40.8%
B/S Value (Market Value)	943.8	722.1	**525.0**	-44.4%
Tier I (Consolidated)	734.1	774.5	**705.0**	-4.0%

3. Cash Reserve Policy (non-consolidated, Banking A/C)

Discount Cash Flow (DCF) method is introduced for calculation of General Reserve for borrowers in "Substandard" category, with more than 10 billion yen debt from Sumitomo Trust. Sampling period for calculating historical credit costs of "Loans to Special Mention Debtors excluding Loans to Substandard Debtors= Watch List" is extended in more conservative manner. As a result, the cash reserve is increased for both "Loans to Substandard Debtors" and "Loans to Special Mention Debtors excluding Loans to Substandard Debtors = Watch List " as shown in the table below.

<Cash Reserve Ratio>

	Mar. 2002	Sep. 2002	**Mar. 2003 (Preliminary)**
Loans to Substandard Debtors (*)	44.9%	49.0%	**Approx. 50%**
Loans to Special Mention Debtors excluding Loans to Substandard Debtors = Watch List (**)	3.0%	3.0%	**Middle of 5%**

(*) Reserve Ratio for un-secured portion of loans

(**) Reserve Ratio for total loan amount

4. Assets Classified under the Financial Reconstruction Law (non-consolidated)

Thorough the progress of final disposal of non-performing loans, the amount of outstanding loans in Doubtful or worse categories was reduced into less than half of that amount at the beginning of FY2002.

Almost all of loans classified in Doubtful or worse categories as of Sep. 2000 have been off-balanced in line with regulation requirement (*).

As a result, the ratio of Assets Classified under the Financial Reconstruction Law to Total Loan Balance is less than 4% as of March 2003.

(*) Government requires that banks dispose all existing Doubtful or worse category loans within 2 years and all of new Doubtful or worse category loans within 3 years.

	Billions of Yen		
	Mar. 2002	Sep. 2002	**Mar. 2003 (Preliminary)**
Bankrupt/ Practically Bankrupt Loans (A)	47.2	70.1	**30.0**
Doubtful Loans (B)	424.4	273.7	**180.0**
(A) + (B) = (C)	471.6	343.8	**210.0**
Substandard Loans (D)	217.5	236.4	**200.0**
Assets Classified under the Financial Reconstruction Law (C) + (D)	689.0	580.2	**410.0**
(Ratio to Total Loan Balance)	(6.0%)	(5.1%)	**(3.7%)**
Loans to Special Mention Debtors excluding Substandard Loan = Watch List	1,225.7	915.1	**720.0**

(Note) Figures are those in Banking A/C and Trust A/C combined.

5. Net Unrealized Losses of "Other Securities"(*) (non-consolidated)

	Billions of Yen		
	Unrealized Gains and Losses (after write-down)		
	Mar. 2002	Sep. 2002	**Mar. 2003 (Preliminary)**
Other Securities	-93.4	-38.8	**-20.0**
(for stocks only)	(-51.2)	(-118.1)	**(-64.0)**
Net Unrealized Losses (Net of Tax)	-57.1	-23.8	**-12.0**

(*) "Other Securities" include securities other than those held for trading purposes, bonds to be held to maturity, and stocks of subsidiaries and affiliates.

(1) Total write-down of other securities amounted to approximately 100 billion yen (and 95 billion yen for stocks only).

(2) Among "Other Securities," fair market values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2003 (the closing month of FY2002), and such market values are also used in determining write-down of each stock. The standard for write-down that we have adopted is as follows:

(i) Stocks with fair market values at 50% or less of their carrying costs are all subject to write-down.

(ii) Stocks with fair market values more than 50% but less than 70% of their carrying costs are subject to write-down, if judged as having little possibility of price recovery.

6. Stockholders' Equity (non-consolidated)

	Billions of Yen		
	Mar. 2002 (*)	Sep. 2002	**Mar. 2003 (Preliminary)**
Total Stockholders' Equity	651.9	701.0	**639.0**
Capital Stock	284.0	285.8	**287.0**
Capital Surplus	237.4	239.2	**240.4**
Legal Reserve	42.9	44.5	**44.5**
Retained Earnings (**)	145.5	156.0	**80.0**
Net Unrealized Losses (Net of Tax)	-57.1	-23.8	**-12.0**

(*) The numbers for March 2002 are restated retroactively according to the change of Banks' accounting rules.

(**) Excluding Legal Reserve

7. BIS Capital Adequacy Ratio (consolidated)

	Mar. 2002	Sep. 2002	**Mar. 2003 (Preliminary)**
BIS Capital Adequacy Ratio	10.86%	11.56%	**Middle of 10%**
(Tier I Ratio)	(6.16%)	(6.54%)	**(Approx. 6%)**

8. Cost cut operations (non-consolidated)

Through various cost-reducing measures, Sumitomo Trust achieved 5.5% (6.8 billion yen) reduction of General and Administrative Expenses ("G&A Expenses") comparing to the amount in the Plan for Restoring Sound Management for FY 2002. The level of G&A Expenses for FY2002 was 24% less than that for FY1997.

	Billions of Yen				
	FY1997	FY2001	FY2002		
			Preliminary	Change from FY1997	PRSM (*)
G&A Expenses	154.6	121.4	**117.0**	-37.6 (-24%)	123.8
Personnel Expenses	65.9	49.2	**47.5**	-18.4 (-28%)	48.0
Non-personnel Expenses	80.5	66.8	**64.0**	-16.5 (-20%)	69.8

(*) PRSM represents "Plan for Restoring Sound Management."